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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)

AMERICAN RETIREMENT CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

028913101
(CUSIP Number)

December 31, 2002
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[_] Rule 13d-1(c)

[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Holiday Retirement Corp.	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [_] (b) [x]
3	SEC USE ONLY	
4	CITIZENSHIP OR PLACE OF ORGANIZATION Oregon	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 462,677 [1]shares
	6	SHARED VOTING POWER -0- shares
	7	SOLE DISPOSITIVE POWER 462,677[1]shares
	8	SHARED DISPOSITIVE POWER -0- shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 462,677 [1]shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.7%
12	TYPE OF REPORTING PERSON* CO

(1)   This represents $1,041,024 worth of 10% Series B Convertible Senior Subordinated Notes due April 1, 2008 with a conversion price of $2.25 per share.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Columbia Pacific Growth Fund Y2K, L.P. [2]		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) [_] (b) [x]
3	SEC USE ONLY		
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0- shares	
	6	SHARED VOTING POWER 1,707 [1] shares	
	7	SOLE DISPOSITIVE POWER -0- shares	
	8	SHARED DISPOSITIVE POWER 1,707 [1] shares	
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,707 [1] shares		
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]		
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 Less than 1%		
12	TYPE OF REPORTING PERSON* IN		

(1) This represents $3,840 worth of 10% Series B Convertible Senior Subordinated Notes due April 1, 2008 with a conversion price of $2.25 per share.

(2) Daniel Baty is the Managing Member of Columbia Pacific Growth Fund Y2K, L.P. and may be deemed to have shared voting and dispositive power with respect to such shares.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Daniel R. Baty [2]		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) [_] (b) [x]
3	SEC USE ONLY		
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0- shares	
	6	SHARED VOTING POWER 1,707 [1] shares	
	7	SOLE DISPOSITIVE POWER -0- shares	
	8	SHARED DISPOSITIVE POWER 1,707 [1] shares	
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,707 [1] shares		
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]		
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 Less than 1%		
12	TYPE OF REPORTING PERSON* IN		

(1) This represents $3,840 worth of 10% Series B Convertible Senior Subordinated Notes due April 1, 2008 with a conversion price of $2.25 per share.

(2) Daniel Baty is the Managing Member of Columbia Pacific Growth Fund Y2K, L.P. and may be deemed to have shared voting and dispositive power with respect to such shares.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) William E. Colson		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) [_] (b) [x]
3	SEC USE ONLY		
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 366,080 [1] shares	
	6	SHARED VOTING POWER 462,677 shares	
	7	SOLE DISPOSITIVE POWER 366,080 [1] shares	
	8	SHARED DISPOSITIVE POWER 462,677 shares	
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 828,757 [1] shares		
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]		
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.1%		
12	TYPE OF REPORTING PERSON* IN		

(1) This represents $823,680 worth of 10% Series B Convertible Senior Subordinated Notes due April 1, 2008 with a conversion price of $2.25 per share.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

50368037.01

Background.

This Schedule 13G/A is filed by Holiday Retirement Corp., Daniel R. Baty and William E. Colson (the "Reporting Persons") and amends the statement on Schedule 13G filed by the Reporting Persons on January 23, 2001 (the "Original 13G"), and the amended Schedule 13G filed by the reporting persons on February 11, 2002 (the "13G/A No. 1")

During 2000, (i) LB/HRC Bond Investors LLC, a joint venture between HRC Bond Investors LLC (an Oregon limited liability company) ("HRC Bond Investors LLC") and LB Bond Investors LLC, and (ii) LB/HRC Bond Investors II LLC, a joint venture between HRC Bond Investors LLC and LB Bond Investors II LLC, purchased 5 ¾% convertible subordinated debentures due 2002 of the issuer, American Retirement Corporation (the "ACR Bonds").

As reported in the Original 13G, the Reporting Persons purchased shares of Common Stock of the Issuer that would, if the persons listed on Exhibit A were deemed to be a group, result in the deemed beneficial ownership by such group of more than 5% of the Common Stock of the Issuer.

In 2001, subsequent to filing the Original 13G, the Reporting Persons purchased additional shares of Common Stock of the Issuer resulting in the ownership structure as set forth on the cover pages to this Schedule 13G/A.

On September 26, 2002, following the tender offer by the Filing Persons of all of their 5 ¾% convertible subordinated debentures due 2002 in an exchange offer completed by the Issuer on such date, such securities were exchanged for a combination of the Issuer's 5 ¾% Series A Senior Subordinate Notes Due 2002, which have since been repaid in full, and the Issuer's 10% Series B Convertible Senior Subordinated Notes Due 2008 (the "Series B Notes"). The Series B Notes are convertible into shares of the Issuer's Common Stock at a conversion price of $2.25 per share.

The Reporting Persons disclaim the existence of a group pursuant to Rule 13d-5 with the persons listed on Exhibit A.

In February 2003, the joint venture dissolved between HRC Bond Investors LLC, LB Bond Investors LLC and LB Bond Investors II LLC.

The information in this filing with respect to the first eight entities listed on Exhibit A (the "Lehman Entities") is, to the best of the Reporting Persons' knowledge, accurate as of December 31, 2002. On January 22, 2001, the Lehman Entities filed a Schedule 13G, as amended, with respect to their ownership of securities of the Issuer and reference is made to the more detailed information contained therein, and in any amendments to such Schedules that may be filed in the future.

Item 1 (a). Name of Issuer: AMERICAN RETIREMENT CORPORATION

Item 1 (b). Address of Issuer's Principal Executive Offices:

> 111 Westwood Place, Suite 200
> Brentwood, TN 37027

Item 2
(a). (b) & (c) Name, Address of Principal Business Office or, if none, Residence and Citizenship of Persons Filing:
  The principal place of business of all the filing persons is:

50368037.01

2250 McGilchrist Street S.E, Suite 200
Salem, OR 97302

(1) Holiday Retirement Corp., an Oregon corporation;
(2) Daniel R. Baty, a United States citizen
(3) William E. Colson, a United States citizen
(4) Columbia Pacific Growth Fund Y2K, L.P., a Washington partnership

Item 2 (d). Title of Class of Securities: Common Stock, par value $0.01 per share

Item 2 (e). CUSIP No: 028913101

Item 3. **If this Statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:** Not applicable.

Item 4. **Ownership**
See responses to Items 5, 6,7,8, 9 and 11 of Cover Pages

Item 5. **Ownership of Five Percent or Less of a Class**

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. **Ownership of More Than Five Percent on Behalf of Another Person**

Not applicable.

Item 7. **Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company**

Not applicable.

Item 8. **Identification and Classification of Members of the Group**

Please see Exhibit 99.1 attached.

Item 9. **Notice of Dissolution of Group**

Not applicable.

Item 10. **Certification**

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

50368037.01

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HOLIDAY RETIREMENT CORP.

February 14, 2003

By /s/ William E. Colson
Title: President

COLUMBIA PACIFIC GROWTH FUND Y2K, L.P.

February 14, 2003

By /s/ Daniel Baty
  Daniel Baty, Managing Member

February 14, 2003

/s/ Daniel Baty
Daniel R. Baty

February 14, 2003

/s/ William E. Colson
William E. Colson

EXHIBIT INDEX

Exhibit	Description
99.1	Identification of Members of the Group
99.2	Joint Filing Agreement

50368037.01

Exhibit 99.1

IDENTIFICATION OF MEMBERS OF THE GROUP

LB/HRC Bond Investors LLC, a Delaware limited liability company
LB/HRC Bond Investors II LLC, a Delaware limited liability company
LB Bond Investors LLC, a Delaware limited liability company
LB Bond Investors II LLC, a Delaware limited liability company
PAMI, LLC, a Delaware limited liability company
Property Asset Management Inc., a Delaware corporation
Lehman ALI Inc., a Delaware corporation
Lehman Brothers Holding Inc., a Delaware corporation
HRC Bond Investors LLC, a Delaware limited liability company
Columbia Pacific Growth Fund Y2K, Limited Partnership, a Washington partnership
Daniel R. Baty, a U.S. citizen
William E. Colson, a U.S. citizen
Norman L. Brenden, a U.S. citizen
Patrick F. Kennedy, a U.S. citizen
Thilo D. Best, a U.S. citizen
Holiday Retirement Corp.

The above entities (the "Entities") may be deemed to be a group pursuant to Rule 13d-5, although such status as a group is disclaimed by the Reporting Persons.

The control of HRC Bond Investors is as follows: Columbia Pacific Growth Fund Y2K, L.P. has a 50% membership and William E. Colson has a 5%; interest in HRC Bond Investors LLC. William E. Colson is the managing member and has the exclusive right to make all investment decisions on its behalf. The remaining membership interests in HRC Bond Investors LLC are held as follows: Norman L. Brenden (5%); Patrick F. Kennedy (2.5%); Thilo D. Best (4%); and Holiday Retirement Corp. (33.5%).

To the best of the Reporting Persons' knowledge, LB Bond Investors LLC has a 90% membership interest in LB/HRC Bond Investors LLC, is its managing member, and has the exclusive right to make all investment decisions on its behalf. The remaining 10% membership interest is held by HRC Bond Investors LLC.

LB Bond Investors II LLC has a 90% membership interest in LB/HRC Bond Investors II LLC, is its managing member, and has the exclusive right to make all investment decisions on its behalf. The remaining 10% membership interest is held by HRC Bond Investors LLC.

Both LB Bond Investors LLC and LB Bond Investors II LLC are wholly owned by PAMI LLC.

PAMI LLC is wholly owned by Property Asset Management Inc.; Property Asset Management Inc. is 99.75% owned by Lehman ALI Inc., and Lehman ALI Inc. is wholly owned by Lehman Brothers Holdings Inc., a publicly held corporation.

To the best of the Reporting Persons' knowledge, assuming the conversion of the convertible bonds of the Issuer ("ARC Bonds") the members of the Lehman Entities are beneficial owners of shares of Common Stock of the Issuer as follows: LB/HRC Bond Investors LLC owns 448,000 shares, LB/HRC Bond Investors II LLC owns 1,157,973 shares. More detail as to ownership of securities of the Issuer by the Lehman Entities can be found in Schedule 13G/A filing by such persons made or to be made on or about the date of this filing.

In the event that the Entities were deemed to be a group pursuant to Rule 13d-5 (such status is disclaimed by the Filing Persons), upon conversion of all of the ACR Bonds held by LB/HRC Bond Investors LLC and LB/HRC Bond Investors II LLC, the Entities would collectively own 2,092,573 shares of Common Stock, constituting 11.1% of the Common Stock.

EXHIBIT 99.2

Joint Filing Agreement

The undersigned hereby agree that the Statement on Schedule 13G filed herewith (and any amendments thereto), relating to the common stock, par value $0.01 per share, of American Retirement Corporation, is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

Dated: February 14, 2003.

HOLIDAY RETIREMENT CORP.

By /s/ William E. Colson
Title: President

COLUMBIA PACIFIC GROWTH FUND Y2K, L.P.

By /s/ Daniel Baty
 Daniel Baty, Managing Member

/s/ Daniel Baty
Daniel R. Baty

/s/ William E. Colson
William E. Colson